SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)
Under the Securities Exchange Act of 1934

NATIONAL PENN BANCSHARES, INC.

(Name of Issuer)

Common Stock (without par value)

(Title of Class of Securities)

63713810
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
MANAGING DIRECTOR AND GENERAL COUNSEL
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MATTHEW M. GUEST, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

September 16, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172 †
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON PN

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of common stock, without par value (the “Common Stock”) of National Penn Bancshares, Inc. (“National Penn”) outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON PN

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON PN

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Warburg Pincus X, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON OO

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Warburg Pincus Partners LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON OO

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON PN

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON OO

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON IN

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,882,172†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,882,172 †
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,882,172 †
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON IN

†

The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*

Calculation is based on the 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2010, as amended by Amendment No. 1 (“Amendment No. 1”), filed with the SEC on January 11, 2011 (as amended, this “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the general partner of WP X; Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the general partner of WP X LP; Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”) and the sole member of WP X LLC; Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP X; and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (Messrs. Charles R. Kaye and Joseph P. Landy, together with WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC, the “Warburg Pincus Reporting Persons”).  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings previously given to such terms in this Statement.  Except as specifically amended by this Amendment No. 2, items previously reported in this Statement are unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by replacing it in its entirety with the following:

On October 5, 2010, National Penn and WP X entered into an Investment Agreement (the “Investment Agreement”).  Pursuant to the Investment Agreement, WP X purchased an aggregate of 24,793,389 shares of Common Stock (the “Initial Securities”) for an aggregate purchase price of $150 million.  In addition to the Initial Securities, WP X has subsequently acquired an additional 1,088,783 shares of Common Stock in the open market on the dates and at the prices set forth on Schedule I hereto (the “Purchased Securities”).   WP X acquired the Purchased Securities for an aggregate purchase price of $6.9 million (excluding brokerage commissions).  The funds used by WP X to purchase all shares of Common Stock were obtained from capital contributions from their respective limited partners.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)

As of September 16, 2011, WP X may be deemed to beneficially own 25,882,172 shares of Common Stock, representing approximately 17.06% of the outstanding shares of Common Stock, based on 151,681,748 shares of Common Stock outstanding as of August 4, 2011 (according to National Penn’s Quarterly Report on Form 10-Q, as amended, for the quarterly period ended June 30, 2011).

Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons, other than WP X, may be deemed to beneficially own, in the aggregate, 25,882,172 shares of Common Stock, representing approximately 17.06% of the outstanding shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all shares of Common Stock in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.

(b)

See Item 5(a) above.

(c)

Except as set forth in the attached Schedule I to this Amendment No. 2, which is incorporated by reference herein, no Warburg Pincus Reporting Person has effected any transaction in shares of Common Stock in the last 60 days.

(d)

Not applicable.

(e)

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2011

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:  Warburg Pincus X, L.P., its general partner

By:  Warburg Pincus X LLC, its general partner

By:  Warburg Pincus Partners LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Partner

WARBURG PINCUS X PARTNERS, L.P.

By:  Warburg Pincus X, L.P., its general partner

By:  Warburg Pincus X LLC, its general partner

By:  Warburg Pincus Partners LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Partner

WARBURG PINCUS X, L.P.

By:  Warburg Pincus X LLC, its general partner

By:  Warburg Pincus Partners LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Partner

WARBURG PINCUS X LLC

By:  Warburg Pincus Partners, LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Partner

WARBURG PINCUS PARTNERS LLC

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Partner

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Partner

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare

Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare

Scott A. Arenare, Attorney-in-fact**

*

Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**

Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

Schedule I

Purchases of Common Stock made on the open market by WP X between August 11, 2011 and September 12, 2011.

Date	Number of Shares of Common Stock Purchased*	Price Per Share**
8/11/2011	11,400	$ 6.43
8/18/2011	250,000	$ 6.32
8/19/2011	222,209	$ 6.29
8/22/2011	207,400	$ 6.28
8/23/2011	154,544	$ 6.47
8/26/2011	36,284	$ 6.59
9/2/2011	88,346	$ 6.57
9/6/2011	118,400	$ 6.52
9/12/2011	200	$ 6.60

*

The number of securities reported represents an aggregate number of shares purchased in multiple open market transactions over a range of purchase prices.

**

The price reported represents the weighted average price (excluding brokerage commissions).  Each of the Warburg Pincus Reporting Persons undertakes to provide the staff of the SEC, the Issuer or a stockholder of the Issuer, upon request, the number of shares purchased by such Warburg Pincus Reporting Person at each separate price within the weighted average.